 Exhibit 3.1(b)

ARTICLES OF AMENDMENT
TO THE
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
DOLPHIN ENTERTAINMENT, INC.

Pursuant to the provisions of Sections 607.0123 and 607.1006 of the Florida Business Corporation Act, this Florida Corporation will adopt the following amendment (the “Articles of Amendment”) to its articles of incorporation, as amended and restated (the “Articles of Incorporation”) on September 14, 2017:

1.
The name of the corporation is Dolphin Entertainment, Inc. (the “Company”).

2.
These Articles of Amendment were adopted by the board of directors of the Company on August 10, 2017 without shareholder action and shareholder action was not required.

3.
Article III of the Articles of Incorporation is hereby amended by replacing the first paragraph of Section A thereof with the following:

“The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Two Hundred Ten Million (210,000,000) shares, of which Two Hundred Million (200,000,000) shares shall be Common Stock, par value $0.015 per share (“Common Stock”) and Ten Million (10,000,000) shares shall be Preferred Stock, having a par value of $0.001 per share (“Preferred Stock”). The Board of Directors is expressly authorized to provide for the classification and reclassification of any unissued shares of Common Stock or Preferred Stock and the issuance thereof in one or more classes or series without the approval of the stockholders of the Corporation. Of the Preferred Stock, 50,000 shares have been designated Series C Convertible Preferred Stock, par value $0.001 per share.”

4.
Article III of the Articles of Incorporation is hereby amended by adding the following paragraph at the end of Section A thereof:

“On the close of business on September 14, 2017, (the “Second Effective Date”), each two (2) shares of Common Stock issued and outstanding or held by the Company in treasury stock immediately prior to the Second Effective Date shall, automatically and without any action on the part of the respective holders thereof or the Company, be combined and converted into one (1) share of Common Stock, subject to the treatment of fractional share interests as described below (the “Second Reverse Stock Split”). No fractional shares of Common Stock shall be issued in connection with the Second Reverse Stock Split. Rather, fractional shares created as a result of the Second Reverse Stock Split shall be rounded up to the next whole number, such that, in lieu of fractional shares, each shareholder who would have otherwise been entitled to receive a fractional share of Common Stock as a result of the Second Reverse Stock Split shall instead be entitled to receive a whole share of Common Stock in respect thereof.”

IN WITNESS WHEREOF, these Articles of Amendment to the Amended and Restated Articles of Incorporation of Dolphin Entertainment, Inc. have been executed by a duly authorized officer of this Company on September 13, 2017, and will become effective on September 14, 2017.

By:	/s/ William O’Dowd
Name: William O’Dowd
Title: CEO